                                                                                File No. 70-7202

                                         SECURITIES AND EXCHANGE COMMISSION
                                                Washington, DC 20549

                                             CERTIFICATE OF NOTIFICATION

                                       Pursuant to Rule 24(a) under the Public
                                        Utility Holding Company Act of 1935

                                                     Filed by

                                                  NATIONAL GRID USA
                                           NEW ENGLAND POWER COMPANY (NEP)
                                NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)

         It is hereby certified that the transactions covered by the statement on Form U-1, as amended by
Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

         National Grid USA's equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and National Grid USA (as successor to New England Electric System).  In order to maintain the approximate ratio of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on September 26, 2002, NEET purchased 5 shares of NEET stock from National Grid
USA at a price of $36,582.00 per share for a sum of $182,910.00.

         The required "Past Tense" Opinion is filed herewith as Exhibit F.

                                                      SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

                                                     NATIONAL GRID USA
                                                     NEW ENGLAND POWER COMPANY

                                                      s/John G. Cochrane
                                                     By:  _________________________
                                                     John G. Cochrane
                                                     Senior Vice President

                                                     NEW ENGLAND ELECTRIC TRANSMISSION
                                                     CORPORATION

                                                      s/Robert G. Seega
                                                     By:  _________________________
                                                     Robert G. Seega
                                                     Assistant Treasurer

Date: October 4, 2002

                                                    EXHIBIT INDEX

Exhibit No.               Description                                                   Page
-----------               -----------                                                   ----

F                         Past Tense Opinion of Counsel                                 Filed herewith

                                                                       EXHIBIT F

        25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582
      =====================================================

                                                                October 3, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: New England Electric Transmission Corporation
              File No. 70-7202

Ladies and Gentlemen:

         The statement of Form U-1, as amended, relating to the permanent financing of expenditures, incurred by
New England Electric Transmission Corporation (the Company) in connection with the construction of certain transmission facilities construction of certain transmission facilities constituting part of a major transmission interconnection between New England Utilities and Hydro-Quebec, was permitted to become effective August 7, 1986.

         On September 26, 2002, the Company purchased 5 shares of its common stock from National Grid USA at a price of $36,582.00 per share for a sum of $182,910.00.

         I have reviewed the opinion of Robert D. Hartshorne, dated July 19, 1986, filed as Exhibit F and my opinions dated October 27, 1986, April 24, 1987, July 28, 1989, October 26, 1989, April 27, 1990, January 28,
1991, July 30, 1991, May 7, 1992, October 29, 1992, October 29, 1993, July 22, 1994, June 16, 1995, December 6,
1995, March 19, 1996, September 18, 1996, March 14, 1997, September 16, 1997, June 5, 1998, March 22, 1999, June
21, 2000, January 4, 2001, April 2, 2001, July 2, 2001, and April 5, 2002, filed as Exhibit F to Certificates of
Notification of those dates, and hereby confirm the statements made therein.

     Based on the foregoing, it is my opinion that the above-described transactions were carried out in accordance with the statement.

                                                 Very truly yours,

                                                 s/Kirk L. Ramsauer
                                                 Kirk L. Ramsauer
                                                 Deputy General Counsel

                                                            NATIONAL GRID USA
                                                            National Grid USA
                                                            25 Research Drive
                                                            Westborough, Massachusetts 01582-0001
                                                            Telephone: (508) 389-2000

John G. Cochrane
Senior Vice President

                                                              October 4, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549

          Re:  Commission's File No. 70-7202

Ladies and Gentlemen:

          National Grid USA is a participant in the Electronic Data Gathering and Retrieval Program.

          Submitted herewith in electronic format for filing with the Commission is a Certificate of Notification.

                                                   Very truly yours,

                                                   s/John G. Cochrane